UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33615

CONCHO RESOURCES INC.

(Exact name of registrant as specified in its charter)

One Concho Center

600 West Illinois Avenue

Midland, Texas 79701

(432) 683-7443

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

3.750% Senior Notes due 2027

4.300% Senior Notes due 2028

2.400% Senior Notes due 2031

4.875% Senior Notes due 2047

4.850% Senior Notes due 2048

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share: 1

3.750% Senior Notes due 2027: 31

4.300% Senior Notes due 2028: 28

2.400% Senior Notes due 2031: 23

4.875% Senior Notes due 2047: 7

4.850% Senior Notes due 2048: 6

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Concho Resources Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 29, 2021	By:	/s/ Shannon B. Kinney
		Name:	Shannon B. Kinney
		Title:	Corporate Secretary